OPERATING AGREEMENT
OF
PONTO LLC

This Operating Agreement ("Agreement") of Ponto LLC, a Delaware limited liability company ("Company"), is entered into as of November 30, 2019 ("Effective Date") by the Members identified in Exhibit A (each, a "Member") and others that later become a Member after the Effective Date as evidenced by signing a Joinder to Operating Agreement in the form attached as Exhibit B to this Agreement.

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Division of Corporations pursuant to the Delaware Limited Liability Company Act, as amended from time to time ("Act"), on July 31, 2018;

WHEREAS, the Members desire to enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations, and to provide for certain other matters, all as permitted under the Act;

NOW, THEREFORE, in consideration of the mutual premises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. DEFINITIONS

"Agreed Price" is defined in Exhibit C.

"Agreed Terms" is defined in Exhibit D.

"IRC" means the Internal Revenue Code of 1986, as amended, and any successor legislation.

"Majority-in-Interest of the Members" means Members holding more than half of the total Percentage Interests in the Company.

"Membership Interest" means a Member's entire interest in the Company at any particular time as provided in this Agreement and under the Act, together with the obligations of the Member to comply with all terms and provisions of this Agreement. All Membership Interests in the Company shall be represented by "Units," and the number of Units of each Member is set forth on Exhibit A.

"Percentage Interest" means, with respect to a Member, the ratio (expressed as a percentage) of the Membership Interest/Units held by such Member to the aggregate Membership Interests/Units held by all Members. The Percentage Interest of each Member is set forth on Exhibit A.

"Regulations" means the federal income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the IRC, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

"Super Majority-in-Interest of the Members" means Members holding more than two-thirds of the total Percentage Interests in the Company.

"Transferable Interest" means the right, as originally associated with a person's capacity as a Member, to receive distributions from Company in accordance with the Act and this Agreement, whether or not the person remains a Member or continues to own any part of the right.

"Transferee" means a person to which all or part of a Transferable Interest has been transferred, whether or not the transferor is a Member.

Other capitalized terms will have the meanings ascribed to them in the body of this Agreement.

2. NAME, PURPOSE, REGISTERED OFFICE, AND POWERS

2.01 Name. The name of the Company is Ponto LLC and all Company business shall be conducted in that name or such other names as the Members may adopt from time to time; provided that such name(s) shall at all times comply with the requirements under the Act.

2.02 Purposes and Powers. The purpose of the Company is to create a sustainable footwear brand and to engage in all other lawful business for which limited liability companies may be organized under the Act. The Company has the power to do all things necessary or convenient to carry on its activities and affairs.

2.03 Registered Office and Resident Agent for Service of Process. The Company's registered office in Delaware is 300 Delaware Avenue, Suite 210-A, Wilmington, Delaware 19801, and its registered agent at such address is United States Corporation Agents, Inc. The Company's registered office and/or its agent for service of process may be changed as permitted by the Act.

2.04 Financial Provisions. The Manager(s) shall cause one or more bank accounts to be maintained in the name of the Company in such bank or banks as may be determined by the Manager(s), which accounts shall be used for the payment of expenditures incurred by the Company and in which shall be deposited any and all receipts of the Company. All such receipts shall be and remain the property of the Company, shall be received, held, and disbursed by the Manager(s) for the purposes specified in this Agreement, and shall not be commingled with the funds of any other person.

2.05 Tax Provisions.

(a) The Manager(s) and Members shall perform all acts necessary to ensure that the Company is taxed as a disregarded entity or partnership for Federal tax purposes.

(b) Within ninety (90) days after the end of each taxable year of the Company, the Manager(s) shall send to each of the Members all information necessary for the Members to complete their federal, state, and local income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for such year.

(c) The Manager(s) shall cause to be prepared and filed all necessary federal and state income tax returns for the Company.

3. MEMBERS AND MANAGEMENT

3.01 Members.

(a) The name, address, Units, and Percentage Interest of each Member is reflected on Exhibit A.

(b) Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

3.02 Additional Capital Calls. Upon the making of any determination by the Manager(s) of the need for additional capital, the Manager(s) shall give written notice to each Member of the amount of the required contribution (a "Capital Call"), and each Member may deliver to the Company an amount equal to the Capital Call multiplied by the Member's Percentage Interest not later than ten (10) business days following the date such notice is given. A Member shall not be required to fund a Capital Call. If a Member fails to fund a Capital Call, the Manager(s) may decrease the Membership Interest of the Member by an amount reasonably determined by the Manager(s) taking into account amounts previously contributed by the Member and all other Members, and the amount contributed by all other Members pursuant to the current Capital Call. The decrease in the Membership Interest of the Member shall be reallocated to all contributing Members based on the relative proportion of ownership. All Members participating in the current Capital Call shall be given the opportunity to fund the Capital Call of the non-participating Members on a pro-rata basis. Any advances or payments made by any Member in excess of the capital contributions required or permitted by this Agreement (whether pursuant to a Capital Call or otherwise) shall be deemed to be loans to the Company and shall accrue interest at five percent (5%) per year.

3.03 Manager(s).

(a) Except for situations in which the approval of the Members is required by this Agreement or by nonwaivable provisions of the Act or other applicable law, the Company will be managed by the Manager(s), and the Manager(s) shall make all decisions and take all actions for and on behalf of the Company.

(b) The Company shall have one (1) Manager, who shall be Aaron Roubitchek. The number of Manager(s) of the Company may be changed from time to time by the affirmative vote or written consent of a Majority-in-Interest of the Members provided that in no instance shall there be less than one Manager. Each Manager shall hold office until his or her death, resignation, or removal in accordance with the terms of this Agreement. A Manager need not be a Member, a natural person, or a citizen of the United States.

(c) Each Manager shall be entitled to equal rights in the management and conduct of the Company's activities and affairs. Any matter relating to the activities and affairs of the Company will be decided by the affirmative vote or written consent of all of the Manager(s).

(d) Any Manager may resign at any time by giving written notice to the Members and remaining Managers. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the written notice. Unless otherwise specified in the written notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights and obligations as a Member and shall not constitute a withdrawal of a Member. The dissociation of a Member that is also a Manager removes that person as a Manager.

(e) Any Manager may be removed at any time, with or without cause, by the affirmative vote or written consent of a Majority-in-Interest of the Members.

(f) No remuneration shall be paid to any Manager, except compensation paid pursuant to a valid management agreement with the Company.

3.04 Manager Meetings. Meetings of the Manager(s) may be held in person or by means of conference telephone or similar communications equipment by which all Managers participating in the meeting can hear each other. Or, another suitable electronic communications system may be used including video-conferencing technology or the Internet, but only if each Manager entitled to participate in the meeting consents to the meeting being held by means of that system and the system provides access to the meeting in a manner or using a method by which each person participating in the meeting can communicate concurrently with each other participant. Participation in such meeting shall constitute attendance and presence in Manager at such meeting, except where a Manager participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.05 Actions Requiring Consent of Members. Notwithstanding the provisions of Section 3.03, above, the following acts require the affirmative vote or written consent of a Super Majority-in-Interest of the Members:

(a) A decision to wind up or terminate the Company;

(b) An election to reconstitute the Company or continue the business of the Company after an event requiring winding up;

(c) The sale, exchange, lease, mortgage, assignment, pledge, or other transfer of, or granting of a security interest in, an asset of the Company;

(d) The incurrence, renewal, refinancing, or payment or other discharge of indebtedness by the Company;

(e) A change in the nature of the business of the Company;

(f) The admission, removal, or retention of a Member;

(g) A transaction or other matter involving an actual or potential conflict of interest;

(h) An amendment to the Company's Articles of Organization;

(i) Indemnification of a Manager or Member;

(j) The merger or conversion involving the Company or

(k) The sale of all or substantially all of the Company's assets or other act that would make it impossible for the Company to conduct business.

3.07 Member Meetings.

(a) A meeting of the Members may be called by any Manager, or by any Member or Members holding at least fifty percent (50%) of the total voting rights of the Company.

(b) Meetings of the Members may be held in person or by means of conference telephone or similar communications equipment by which all Members participating in the meeting can hear each other. Or, another suitable electronic communications system may be used including video-conferencing technology or the Internet, but only if each Member entitled to participate in the meeting consents to the meeting being held by means of that system and the system provides access to the meeting in a manner or using a method by which each person participating in the meeting can communicate concurrently with each other participant. Participation in such meeting shall constitute attendance and presence in Member at such meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.08 Officers.

(a) <u>Delegation</u>. The Manager(s) may, from time to time as deemed advisable, appoint officers of the Company ("Officers"), with such titles, authorities, and duties as determined by the Manager(s) in writing. Any delegation pursuant to this Section 3.08(a) may be revoked at any time by the Manager(s). Any number of offices may be held by the same individual. The salaries and other compensation, if any, of Officers shall be determined by the Manager(s).

(b) <u>Term of Office</u>. Each Officer shall hold office until his or her successor has been selected and qualified or until his or her death, resignation, or removal as provided by this Agreement.

(c) <u>Removal and Resignation</u>. Any Officer elected by the Manager(s) may be removed by the Manager(s) either with or without cause. Any Officer may resign at any time by giving written notice to the Company. The resignation shall take effect on the date of the receipt of the notice, or at any later time specified in the notice.

4. CAPITAL ACCOUNTS

4.01 Capital Account.

(a) The Company shall establish and maintain a capital account for each Member in accordance with Regulation 1.704-1(b)(2)(iv) ("Capital Account"). No Member shall be entitled to demand a refund or return of his or her capital contribution, or to withdraw any part of his or her Capital Account. No interest shall accrue or be paid on capital contributions or on Capital Account balances.

(b) Each Member's Capital Account shall be increased by (1) the amount of money contributed by him or her to the Company, (2) the fair market value of property contributed by him or her to the Company (net of liabilities that the Company is considered to assume or take subject to), and (3) allocations to him or her of Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Regulation 1.704-1(b)(2)(iv)(g), but excluding income and gain described in Regulation 1.704-1(b)(4)(i); and shall be decreased by (4) the amount of money distributed to him or her by the Company, (5) the fair market value of property distributed to him or her by the Company (net of liabilities that such Company is considered to assume or take subject to), (6) allocations to him or her of expenditures of the Company described in § 705(a)(2)(B), and (7) allocations of Company loss and deduction (or item thereof), including loss and deduction described in Regulation 1.704-1(b)(2)(iv)(g), but excluding items described in (6) above and loss or deduction described in Regulation 1.704-1(b)(4)(i) or (b)(4)(iii). The Members' Capital Accounts shall be further adjusted in accordance with the additional rules set forth in Regulation 1.704-1(b)(2)(iv).

4.02 Member's Distributive Share.

(a) Except as otherwise provided in this Section 4.02 or as may be required by IRC 704(c) and Regulation §1.704-1(b)(2)(iv)(f)(4), all Profits and Losses shall be allocated among the Members in accordance with the Members' Percentage Interests reflected on Exhibit A. As used in this Agreement, "Profits and Losses" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with IRC Section 703(a), including all items required to be stated separately pursuant to IRC §703(a)(1), with the following adjustments:

   (1) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

   (2) Any expenditures of the Company described in IRC Section 705(a)(2)(B) or treated as IRC §705(a)(2)(B) expenditures pursuant to Regulation §1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or shall increase such loss;

   (3) Gain or loss resulting from the disposition of any Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the fair market value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its fair market value. In the event that the fair market value of a Company asset is adjusted as permitted by any provision of the Code, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses.

   (4) Notwithstanding the foregoing provisions of this Section 4.02, any items of income, gain, loss, or deduction that are specially allocated under Section 4.02(b) or (c), shall not be taken into account in computing Profits and Losses.

(b) Member nonrecourse deductions for any fiscal year of the Company shall be allocated to the Member or Members who bear (or who are deemed to bear) the economic risk of loss with respect to the Member nonrecourse debt to which such Member nonrecourse deductions are attributable in accordance with Regulation §1.704-2(i)(2). Nonrecourse deductions (i.e., deductions attributable to liabilities for which no Member or related person bears the economic risk of loss with respect to the liability) shall be allocated among the Members as Losses are allocated, provided such allocation is in accordance with Regulation §1.704-2(e).

(c) Notwithstanding any of the foregoing provisions of this Section 4.02 to the contrary:

(1) If during any tax year of the Company there is a net decrease in Company "minimum gain" as defined in Regulation §1.704-2(b)(2), during any Company taxable period, each Member shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Regulation §§ 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 4.02(c)(1), each Member's Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 4 with respect to such taxable period. This Section 4.02(c)(1) is intended to comply with the minimum gain chargeback requirement in Regulation §1.704-2(f) and shall be interpreted consistently therewith.

(2) If during any tax year of the Company there is a net decrease in Member nonrecourse debt minimum gain during a fiscal year, except as otherwise provided in Regulation §1.704-2(i)(4), any Member with a share of the Member nonrecourse debt minimum gain as of the beginning of such fiscal year shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Regulation 1.704-2(i)(4), or any successor provision. For purposes of this Section 4.02(c)(2), each Member's Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 4 with respect to such taxable period. This Section 4.02(c)(2) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in Regulation §1.704-2)(i)(4) and shall be interpreted consistently therewith.

(3) Notwithstanding any other provision of this Agreement, any Member who unexpectedly receives an adjustment, allocation, or distribution that causes, or that increases, a deficit balance in such Member's Capital Account, shall be allocated items of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible. Such allocation shall be made only if and to the extent that such Member has a deficit Capital Account balance after all other allocations provided for in this Section have been tentatively made as if this provision were not in this Agreement.

4.03 Curative Allocations. The allocations set forth in Sections 4.02(b) and (c) are intended to comply with certain requirements of the Regulations (the "Regulatory Allocations"). It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.03. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner he or she determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, and to the extent permitted by the Regulations, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 4.02. In exercising his or her discretion under this Section 4.03, the Manager(s) shall take into account any future Regulatory Allocations that are likely to offset Regulatory Allocations made under Sections 4.02(b) and (c).

4.04 No Deficit Restoration Obligation. No Member shall have any obligation to restore a deficit balance in his or her Capital Account following the liquidation of his or her interest in the Company, as determined after taking into account all Capital Account adjustments for the Partnership taxable year during which such liquidation occurs.

5. DISTRIBUTIONS

5.01 Mandatory Tax Distributions. In order to enable the Members to pay their allocable portion of federal income taxes, the Company shall distribute annually to each Member an amount equal to 33% of the Company taxable income allocated to him or her pursuant to Section 4, subject to any limitations on distributions that may be imposed pursuant to the Act. Each such distribution, to the extent permitted, shall be made on or before March 31st of each calendar year. The Members shall be entitled to receive only cash upon such distributions.

5.02 Periodic Distributions. From time to time, the Members will, with the advice of the Company's financial advisors, agree on a mandatory cash reserve (or formula for determining the mandatory cash reserve) ("Reserve"). Any cash resulting from normal business operations (as distinguished from the liquidation of Company assets) in excess of the Reserve will be deemed cash available for distribution to the Members ("Available Cash"). In addition to the mandatory tax distribution described above, and subject to any limitations on distributions pursuant to the Act, Available Cash shall be distributed periodically to the Members as described in Section 5.03, below ("Distributed Cash"). The Members acknowledge that no assurances can be given with respect to when or whether Available Cash will be available for distribution to the Members.

5.03 Members' Distributive Share.

(a) Nonliquidating distributions shall be made in accordance with the Members' Percentage Interests reflected on Exhibit A.

(b) Liquidating distributions shall be made in accordance with the positive Capital Account balances of the Members, after taking into account all Capital Account adjustments for the Company taxable year during which such liquidation occurs (other than those made pursuant to this requirement) by the end of such taxable year (or, if later, within 90 days after the date of such liquidation).

5.04 Offset. Whenever the Company is to make any distributions pursuant to this Section 5, the Company may deduct from the distribution any amounts that a Member owes the Company, and may apply such amount toward satisfaction of such debt.

6. TRANSFER OF MEMBERSHIP INTEREST

6.01 Withdrawal of Member. A Member may not withdraw from the Company at any time except with the prior written consent of all other Members.

6.02 Transfer of Membership Interest. Except for the transfers described in this Section 6, no Member shall transfer, sell, encumber, assign, or otherwise dispose of any Membership Interest without the written consent of all other Members, which approval may be given or withheld in the sole discretion of such Members. Transfers in violation of this Section 6.02 are effective only to the extent set forth in Section 6.10. After the consummation of any transfer, sale, encumbrance, assignment, or other disposition of any part of a Membership Interest, the Membership Interest so transferred must comply with all of the provisions of this

Agreement and the transferee shall execute an instrument, satisfactory to the Manager(s), accepting and adopting the terms and provisions of this Agreement.

6.03 Voluntary Lifetime Transfers. The terms of this Section 6.03 shall not apply to any transaction in which the Drag-Along Rights in Section 6.07 apply.

(a) Any Member who wishes to make any voluntary lifetime transfer must promptly send a notice to the Company and to the other Members of the proposed transfer. The notice shall include the name, address, and business or occupation of the proposed buyer, and such other information about the proposed buyer as the Company and/or the Members may reasonably request, and the proposed purchase price ("Proposed Price") and payment terms ("Proposed Payment Terms").

(b) Such notice will be deemed an offer to sell the Membership Interest to the Company and to the other Members for the Proposed Price and on the Proposed Payment Terms.

(c) The Company shall have thirty (30) days from delivery of such notice in which to elect to buy all or any of the Membership Interest. If the Company elects not to buy all of the Membership Interest within the 30-day option period, the other Members shall have thirty (30) days from the expiration of the Company's option period in which to elect to buy all, but not less than all, of the Membership Interest that the Company elected not to buy. The other Members may elect to buy the Membership Interest in proportion to their Membership Interest ownership (excluding the offered Membership Interest) or in any other agreed on proportion.

(d) If the Company and the other Members do not, in the aggregate, agree to buy all of the Membership Interest within the option periods, the voluntary lifetime transfer may be completed. If a voluntary lifetime transfer is not consummated within sixty (60) days after the expiration of the option periods, the provisions of this Agreement shall again apply to such Membership Interest as if no such voluntary lifetime transfer had been contemplated and no notice had been given. A voluntary lifetime transfer is considered consummated when the Company has been given notice that legal title to the Membership Interest has been transferred, subject only to the transfer being recorded on the Company's books.

6.04 Involuntary Lifetime Transfers.

(a) Any Member who has information that would reasonably lead the Member to expect that an involuntary lifetime transfer is foreseeable must promptly send a notice to the Company and to the other Members. The notice shall include the name, address, and business or occupation of the proposed acquirer, the nature of the acquisition, and such other information about the proposed acquirer and the proposed acquisition as the Company and/or Members may reasonably request.

(b) Such notice will be deemed an offer to the Company and to the other Members to sell the Membership Interest subject to the involuntary lifetime transfer for the Agreed Price and on the Agreed Payment Terms.

(c) The Company shall have thirty (30) days from delivery of such notice in which to elect to buy all or any part of the Membership Interest on the applicable terms. If the Company elects not to buy all of the Membership Interest within the 30-day option period, the other Members shall have thirty (30) days from the expiration of the Company's option period in which to elect to buy all, but not less than all, of the Membership Interest that the Company elected not to buy. The other Members may elect to buy the Membership Interest in proportion to their Capital Account balances (excluding the offered Membership Interest) or in any other agreed on proportion.

(d) If the Company and the other Members do not, in the aggregate, agree to buy all of the Membership Interest within the option periods, the involuntary lifetime transfer may be completed. If a involuntary lifetime transfer is not consummated within sixty (60) days after the expiration of the option periods, the provisions of this Agreement shall again apply to such Membership Interest as if no such involuntary lifetime transfer had been contemplated and no notice had been given. An involuntary lifetime transfer is considered consummated when the Company has been given notice that legal title to the Membership Interest has been transferred, subject only to the transfer being recorded on the books of the Company.

6.05 Death or Permanent Disability of a Member.

(a) For purposes hereof, "permanent disability" shall mean that a Member is unable to perform the essential functions of his or her duties by virtue of illness or physical or mental incapacity or disability (from any cause of causes whatsoever) in substantially the same manner and to the extent required by his or her position prior to the commencement of such disability (all such causes being referred to as "disability") and such Member is unable to perform such duties for a period aggregating one hundred eighty (180) days, whether or not continuous, in any continuous period of three hundred sixty (360) days, and the Company has given such Member or such Member's legal representative written notice of its intent to deem such Member to be permanently disabled at least thirty (30) days prior to the end of such one hundred eighty (180) day period. The death or permanent disability of any Member who is a natural person shall be deemed an offer by the deceased or permanently disabled Member to sell all of his or her Membership Interest to the Company and to the other Members for the Agreed Price and on the Agreed Terms.

(b) The Company shall have thirty (30) days from delivery of such notice in which to elect to buy all or any of the deceased or permanently disabled Member's Membership Interest for the Agreed Price and on the Agreed Terms. If the Company elects not to buy all of the Membership Interest within the 30-day option period, the other Members shall have thirty (30) days from the expiration of the Company's option period in which to elect to buy all, but not less than all, of the Membership Interest that the Company elected not to buy. The other Members may elect to buy the Membership Interest in proportion to their positive Capital Account balances (excluding the offered Membership Interest) or in any other agreed on proportion.

6.06 Termination of Marital Relationship.

(a) If a Member's marriage terminates by divorce and the divorce decree orders the division, transfer or assignment of any Membership Interest to the Member's former spouse, such Member shall have the right and option to purchase the Membership Interest from his or her former spouse for the Agreed Price and on the Agreed Terms. Such Member shall have thirty (30) days from date of the divorce decree or property settlement order, as applicable, in which to elect to buy all or any of the Membership Interest.

(b) Should the divorcing Member fail to exercise such option within such sixty (60) day period, then the Company shall have thirty (30) days from the expiration of the Member's option period in which to elect to buy all or any of the Membership Interest.

(c) If the Company elects not to buy all of the Membership Interest within the option period, the other Members shall have thirty (30) days from the expiration of the Company's option period in which to elect to buy all, but not less than all, of the Membership Interest that the Company did not elect to buy. The other Members may elect to buy the Membership Interest in proportion to their positive Capital Account balances (excluding the offered Membership Interest) or in any other agreed on proportion.

6.07 Drag-Along Rights.

(a) A Majority-in-Interest of the Members shall have the right to cause a sale of the Company to a third party, whether pursuant to a sale of Membership Interests, merger, consolidation, exchange, business combination, sale of assets, or other transaction (any such transaction, the "Drag-Along Sale"), and demand that the other Members sell or otherwise transfer their Membership Interests in connection with the Drag-Along Sale upon the same terms and conditions as the Majority-in-Interest of the Members.

(b) Not more than five (5) business days after acceptance of the Drag-Along Sale, the Majority-in-Interest of the Members shall provide written notice ("Drag-Along Notice") to the other Members, setting forth the identity of the purchaser and the terms and conditions of the accepted offer, including the purchase price and the closing date of the Drag-Along Sale. Receipt of such Drag-Along Notice shall create an obligation upon each recipient thereof to sell his, her or its respective Membership Interest thereof to the purchaser.

6.08 Condition of Transfer. No transfer or other disposition of any Membership Interest hereunder shall be permitted until the transferee shall have agreed in writing to assume all of the obligations of the transferor, to the extent of the interest transferred, and the Members shall have concluded (which conclusion may be based upon an opinion of counsel satisfactory to it) that such transfer or disposition would not violate applicable securities' laws.

6.09 Partial Year Allocations. In the event that a Membership Interest is transferred during the Company's tax year, all items of income, gain, loss, deduction, and credit allocable to any Membership Interest so transferred shall be allocated between the transferor and the transferee based on the portion of the calendar year during which each was recognized as owning that Membership Interest, without regard to the results of Company operations during any particular portion of that calendar year and without regard to whether cash distributions were made to the transferor or the transferee during that calendar year; provided, however, that this allocation must be made in accordance with a method permissible under Section 706 of the Internal Revenue Code and the regulations thereunder.

6.10 Effect of Transfers of Interest in Violation of Agreement. In the event of any transfer of a Membership Interest in violation of this Agreement, the Transferee will receive only a Transferable Interest and will have no right to participate in the management of the business and affairs of Company or to become a Member of the Company. The Transferee will be entitled only to an allocation of the share of distributions to which the Transferor of the Transferrable Interest in the Company would otherwise be entitled, and such other rights of "transferees" that are not Members as may be required to be given pursuant to the Act. In the event of a transfer that violates the terms of this Agreement, the transferor will continue to be a Member and to have the power to exercise any rights and powers of a Member, including the right to vote, until the Transferee thereof becomes a Member.

7. INDEMNIFICATION AND INSURANCE

7.01 Right to Indemnification. Subject to the limitations and conditions as provided in this Section, each person who was or is made a party or is threatened to be made a party to or is involved in any legal or administrative proceeding, or any appeal in such a proceeding, or any inquiry or investigation that could lead to such a proceeding, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Member or Manager of the Company, or while a Member or Manager of the Company, is or was serving at the request of the Company as a partner, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Company to the fullest extent permitted by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorney's fees) actually incurred by such person in connection with such proceeding, and indemnification under this Section shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Section shall be deemed contract rights, and no amendments, modification or repeal of this Section shall have the effect of limiting or denying any such rights with respect to actions taken or proceeding arising prior to any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Section could involve indemnification for negligence or under theories of strict liability.

7.02 Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any person who is a Member or Manager or was serving as a Member, Manager, officer, employee or agent of the Company or is or was serving at the request of the Company as a Member, Manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, Company, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Section.

7.03 Manager Notification. To the extent required by law, any indemnification of a Member or Manager in accordance with this Section shall be reported in writing to the Manager(s) with or before the notice or waiver of notice of the next Managers' meeting or with or before the next submission to Managers of a consent to action without a meeting and, in any case, within the twelve (12) month period immediately following the date of the indemnification or advance.

8. DISSOLUTION

8.01 Dissolution. The Company shall dissolve, and its activities and affairs shall be wound up, upon an event causing dissolution under the Act.

8.02 Liquidation. As soon as is practicable following an event of dissolution, the Company shall wind up its activities and affairs in accordance with the requirements set forth in the Act.

9. NOTICES. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier, or by facsimile transmission; and a notice, request, or consent given under this Agreement is effective on receipt by the person. All notices, requests, and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or such other address as that Member may specify by notice to the other Members.

10. GENERAL

10.01 Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter. The Section headings appearing in this Agreement are for convenience of reference only and are not intended, to any extent or for any purpose, to limit or define the text of any Section or Section.

10.02 Entire Agreement. This Agreement constitutes the entire agreement between and among the Members and the Company. Any and all prior discussions, negotiations, communications, and understandings are hereby consolidated into this Agreement and this Agreement supersedes any and all prior discussions, negotiations, communications, and understandings whether written or oral.

10.03 Amendment. This Agreement may be amended or modified only by a written instrument executed by a Majority-in-Interest of the Members and the Company.

10.04 Binding Effect. Subject to the restrictions on transfers set forth in this Agreement, this Agreement is binding on and inures to the benefit of the Members and their heirs, legal representatives, successors, and assigns.

10.05 Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

10.06 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

10.07 Consent by Spouse. Each Member who is a natural person and is married shall deliver to the Company a duly executed Consent by Spouse, in the form attached as Exhibit E to this Agreement. Each such Member shall also promptly deliver to the Company such Consent by Spouse executed by any spouse subsequently married to such Member at any time. Each Member who is a natural person agrees and acknowledges that compliance with the requirements of this Section 10.07 by such Member constitutes an essential part of the consideration for the other Member's execution and delivery of this Agreement.

10.08 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same instrument.

10.09 Governing Law. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION.

10.10 Venue. The parties to this Agreement hereby agree that the courts of New York, New York shall have exclusive jurisdiction for any and all disputes arising out of this agreement or any other subsequent agreement properly made a part hereof. The parties further agree to waive all questions of personal jurisdiction or venue for the purposes of carrying out this provision.

10.11 Jury Waiver. Each party, to the extent permitted by law, knowingly, voluntarily, and intentionally waives its right to a trial by jury in any action or other legal proceeding arising out or relating to this Agreement or the performance or alleged nonperformance of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS HEREOF, the Members have adopted and executed this Operating Agreement as of the Effective Date.

MEMBER

_____
Aaron Roubitchek, Member

EXHIBIT A
TO
PONTO LLC OPERATING AGREEMENT

<u>Members</u>

Member Name	Address	Units	Percentage Interest
Aaron Roubitchek		49,500	100%

As of November 30, 2019

EXHIBIT B
TO
PONTO LLC OPERATING AGREEMENT

Joinder to Operating Agreement

THIS JOINDER TO OPERATING AGREEMENT ("Joinder Agreement") is entered into by _____, an individual residing in _____ ("Member"), pursuant to and in accordance with that certain Operating Agreement dated November 30, 2019 by and among Ponto LLC, a Delaware limited liability company ("Company"), and each of the Members of the Company ("Operating Agreement"). Capitalized terms used, but not defined, in this Joinder Agreement shall have the meanings set forth in the Operating Agreement.

WHEREAS, Member has acquired a Membership Interest in the Company, and the Operating Agreement and the Company require Member, as a holder of a Membership Interest, to become a party to the Operating Agreement, and Member agrees to do so.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Member hereby agrees as follows:

1. Upon execution of this Joinder Agreement, Member shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto. In addition, Member hereby agrees that all Membership Interests of the Company acquired by Member shall be deemed a Membership Interest for all purposes of the Operating Agreement.

2. This Joinder Agreement shall bind and inure to the benefit of and be enforceable by the Company and each of the Members of the Company and their successors and permitted assigns, and Member and Member's successors and permitted assigns, so long as they hold any Membership Interest.

IN WITNESS WHEREOF, Member has executed this Joinder Agreement as of the date set forth below.

MEMBER:

_____   Date:_____
[Member Name]

ACKNOWLEDGED AND ACCEPTED:

COMPANY:

Ponto LLC

_____   Date:_____
_____, Manager

EXHIBIT C
TO
PONTO LLC OPERATING AGREEMENT

Agreed Price

(a) The Agreed Price shall be the fair value of the Membership Interest on the date of any deemed offer. The valuation shall be determined under the same methods as would be used for determining the fair value of the Company, as a going concern, multiplied by the fraction, the numerator which is the number of Membership Interest held by the offering Member and the denominator of which is the total number of issued and outstanding Membership Interests of the Company.

(b) The fair market value of the Membership Interest shall be that price that is mutually agreed upon by the Members.

(c) If the Members are unable to agree mutually on the fair value of the Membership Interest within ten (10) days from the date of the deemed offer, the fair value of the Membership Interest shall be determined by one (1) or more certified business appraisers, selected under the procedures in the section.

(d) If the fair value of the Membership Interest is to be determined by certified business appraisers, the offering Member shall have the opportunity to appoint one (1) certified business appraiser at his or her own expense, within five (5) days following the expiration of the ten (10) day period within which the Members could not mutually agree on the fair market value. The buyer or buyers, in the aggregate, shall have the opportunity to appoint one (1) certified business appraiser at their own expense, within five (5) days following the expiration of the then (10) day period within which the Members could not mutually agree on the fair market value. If the offering Member or the buyer or buyers shall fail to appoint a certified business appraiser within this five (5) day period, the other certified business appraiser shall unilaterally establish the fair market value of the Membership Interest by a written opinion.

(e) If two (2) certified business appraisers shall have been appointed within this five (5) day period, these two (2) certified business appraisers shall establish the fair market value of the Membership Interest in a single written opinion agreed to by both of them.

(f) If these two (2) certified business appraisers cannot agree on the fair market value of the Membership Interest within ten (10) days of the appointment of the later of them, they shall each prepare an independent appraisal, and the average of the fair market value determined under these two (2) appraisals shall be the Agreed Price.

(g) The Company shall provide such data as any certified business appraiser deems necessary or useful to make such determination of the fair market value of the Membership Interest.

EXHIBIT D
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PONTO LLC OPERATING AGREEMENT

Agreed Terms

(a) Closing the purchase shall occur no later than (i) ninety (90) days after the deemed offer or other triggering event has occurred, or (ii) thirty (30) days after the parties have received notice of the fair market value of the Membership Interest, if determined by appraisal, whichever occurs later.

(b) Payment of the purchase price shall be made as follows: (i) to the extent that Membership Interest is being purchased in connection with a Member's death and there are available life insurance proceeds, a down payment equal to the available life insurance proceeds, or (ii) to the extent that Membership Interest is being purchased other than in connection with a Member's death (or, if connection with a Member's death, there are no available life insurance proceeds), a down payment equal to ten percent (10%) of the purchase price at closing, and (iii) the balance of the purchase price, bearing interest at the rate of five percent (5%) per annum, payable in thirty-six (36) equal monthly/quarterly installments, with the first payment due thirty (30) days after the date of closing. Any purchaser shall have the right to pay all or any part of such obligation at any time or times in advance of maturity without penalty.

(c) At closing, the selling Member or his or her legal representative, as applicable, shall transfer the Membership Interest free and clear of any liens or encumbrances, other than those which may have been created to secure any indebtedness or obligations of the Company.

(d) The parties shall perform such actions and execute such documents that may be reasonably necessary to effectuate and evidence such purchase and sale as provided herein.

EXHIBIT E
TO
PONTO LLC OPERATING AGREEMENT

Consent by Spouse

[NAME OF SPOUSE], being the spouse of [NAME OF MEMBER], a Member of Ponto LLC ("Company") and a party to the Operating Agreement of the Company ("Agreement"), hereby acknowledges that:

1. I have read the foregoing Agreement in its entirety and understand that:

(A) Upon the occurrence of certain events as specified in the Agreement, the Company, my spouse, and the other Members will have the right to and may be obligated to purchase Membership Interest owned by another Member at a price and on terms and conditions set forth in the Agreement;

(B) Any purchase of the Membership Interest of any Member will include his or her entire interest in such Membership Interest and any community property interest and other marital property interest of the spouse of such Member; and

(C) The Agreement imposes certain restrictions on any attempts by me to transfer any interest I may have in the Company or any Membership Interest in the Company by virtue of my marriage and confers on my spouse the right and obligation to purchase any interest I may have in the Company or any Membership Interest in the Company upon the occurrence of certain events.

2. I hereby approve and agree to be bound to all of the terms of the Agreement and agree that any interest (community property or otherwise) that I may have in the Company or any Membership Interest in the Company shall be subject to the terms of this spousal consent and the Agreement.

3. I agree that my spouse may join in any future amendments or modifications to the Agreement without any notice to me and without any signature, acknowledgment, agreement or consent on my part.

4. I agree that I will transfer or bequeath any interest I may have in the Company or any Membership Interest in the Company by my will, outright and free of trust to my spouse.

5. I acknowledge that I have been advised and have been encouraged to seek independent counsel of my own choosing to represent me in matters regarding the Agreement and my execution of this spousal consent.

____
[PRINTED NAME]

Date:________________________________

Joinder to Operating Agreement

THIS JOINDER TO OPERATING AGREEMENT ("Joinder Agreement") is entered into by Joseph Marquis, an individual residing in the State of California ("Member"), pursuant to and in accordance with that certain Operating Agreement dated November 30, 2019 by and among Ponto LLC, a Delaware limited liability company ("Company"), and each of the Members of the Company ("Operating Agreement"). Capitalized terms used, but not defined, in this Joinder Agreement shall have the meanings set forth in the Operating Agreement.

WHEREAS, Member has acquired a Membership Interest in the Company, and the Operating Agreement and the Company require Member, as a holder of a Membership Interest, to become a party to the Operating Agreement, and Member agrees to do so.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Member hereby agrees as follows:

1. Upon execution of this Joinder Agreement, Member shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto. In addition, Member hereby agrees that all Membership Interests of the Company acquired by Member shall be deemed a Membership Interest for all purposes of the Operating Agreement. Exhibit A of the Operating Agreement shall be replaced with the attached Exhibit A as of August 1, 2020 to reflect the name, address, Units, and Percentage Interest of each current member of the Company.

2. This Joinder Agreement shall bind and inure to the benefit of and be enforceable by the Company and each of the Members of the Company and their successors and permitted assigns, and Member and Member's successors and permitted assigns, so long as they hold any Membership Interest.

IN WITNESS WHEREOF, Member has executed this Joinder Agreement as of the date set forth below.

MEMBER:

_____   Date: August 1, 2020
Joseph Marquis

ACKNOWLEDGED AND ACCEPTED:

COMPANY:

Ponto LLC

_____   Date: August 1, 2020
Aaron Roubitchek, Manager

EXHIBIT A
TO
PONTO LLC OPERATING AGREEMENT

Members

Member Name	Address	Units	Percentage Interest
Aaron Roubitchek		49,500	55%
Joseph Marquis		40,500*	45%

As of August 1, 2020

*18,000 Units are subject to the Terms and Conditions of Restricted Membership Interest of that certain Membership Interest Grant dated August 1, 2020.